SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Years Ended December 31, 2008 and 2007

of

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-33007

Issuer of Securities held pursuant to the Plan is

SPECTRA ENERGY CORP

5400 Westheimer Court

Houston, Texas 77056

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended December 31, 2008 and 2007,

Supplemental Schedules as of and for the year ended December 31, 2008, and

Report of Independent Registered Public Accounting Firm

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Spectra Energy Retirement Savings Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Spectra Energy Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008, and (2) transactions in excess of five percent of the current value of Plan assets for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Houston, Texas

June 29, 2009

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2008 and 2007

(in thousands)	2008	2007
ASSETS:
Cash	$1,868	$—
Investments at fair value:
Participant-directed investments	159,839	251,729
Nonparticipant-directed investments	190,367	283,067

Total investments	350,206	534,796

Receivables:
Due from broker for securities sold	11,229	13
Accrued interest and dividends	804	375

Total assets	364,107	535,184

LIABILITIES:
Due to broker for securities purchased	2,669	11
Other payables	—	256

Total liabilities	2,669	267

NET ASSETS AVAILABLE FOR BENEFITS	$361,438	$534,917

See notes to financial statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2008

(in thousands)
Investment income (loss):
Net depreciation in fair value of investments	$(153,833)
Dividends	13,086
Interest	573

Total investment loss	(140,174)

Contributions:
Participant contributions	15,795
Employer contributions	10,124
Rollover contributions	816

Total contributions	26,735

Benefits paid to participants	60,026
Administrative expenses	14

Total deductions	60,040

DECREASE IN NET ASSETS	(173,479)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	534,917

End of year	$361,438

See notes to financial statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

1. Description of the Plan

The following description of the Spectra Energy Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Effective with the separation from Duke Energy Corporation (Duke Energy) on January 2, 2007, Spectra Energy Corp (the Company or Spectra Energy) established the Plan for the benefit of its employees. Benefits provided are substantially the same as those previously provided by the Duke Energy Retirement Savings Plan (the Duke RSP). The accounts of participants who were in the Duke RSP on December 31, 2006, and who became employees of the Company on January 2, 2007, were transferred to the Plan in 2007.

The U.S. Large Cap Growth Equity Fund, which was managed by Alliance Bernstein during 2008 was sold in December 2008. In January 2009, the participant balances impacted by the sale, were wholly invested in the Citigroup Institutional Trust Company Large Cap Growth Equity Fund managed by Rainier Investment Management. Participants were notified of sale and investment transfer prior to transaction date. The receivable for the sale of such securities at December 31, 2008 is $11,229,015.

Participation and Purpose

The Plan is sponsored by Spectra Energy. Spectra Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as “Participating Companies”.

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides an investment interest in Spectra Energy common stock. This is a defined contribution plan with an Employee Stock Ownership Plan (ESOP) feature and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of Participating Companies are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, and 2) are paid on the Participating Companies’ U.S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code (IRC) may limit the deferrals of some highly compensated employees. The Plan is required to return contributions received during the Plan year in excess of IRC limits. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC. Participating Companies contribute (subject to certain limitations) an amount equal to 100% of before-tax contributions, excluding catch-up contributions, of up to 6% of eligible pay per pay period. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

In 2008, the Plan was amended to provide that employees who are eligible to make before-tax deferrals under the plan and who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with, and subject to certain limitations.

For the ESOP portion of the Plan, matching contributions shall be invested in the Spectra Energy Company Stock Fund and shall thereafter be subject to participant direction. The Employer may contribute the matching contribution in company stock, valued as determined in accordance with procedures established by Fidelity Management Trust Company (Fidelity), the Plan Administrator and Trustee.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of $815,875 were made to the Plan in 2008.

Investments

Subject to limitations discussed below, participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

Participants under the Duke RSP who were transferred into the Plan may have a portion of their account invested in Duke Energy Common Stock Fund (prior ESOP account). However, no new amounts may be invested in this fund. The Duke Energy Common Stock Fund will no longer be available under the Plan, effective December 31, 2009. Matching contributions will initially be invested in the Spectra Energy Common Stock Fund; however, participants may transfer all or a portion of the matching contributions out of the Spectra Energy Common Stock Fund into any other fund as early as the next business day.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Company contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant.

Vesting and Payment of Benefits

Participants are 100% vested in their Plan accounts. Participants may elect to receive certain distributions from their Plan accounts during continuation of employment. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the IRC.

On termination of employment for any reason, participants (or if deceased, their beneficiaries) may request the distribution of the balance of their Plan accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that participants may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which they attain age 70 1/ 2. A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

Participant Loans

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their account balances. Loan terms range up to 58 months or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the participant’s Plan account and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Spectra Energy Benefits Committee. Principal and interest is paid ratably through payroll deductions. Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

As amended in 2008, loans shall be available to each eligible employee who is actively employed by the Company, and whose balance in his account totals at least $2,000; provided, however, that (1) if the eligible employee had a prior loan under the Plan that has been paid in full, the final payment on such loan was made at least seven days prior to the effective date of the new loan, and (2) any amounts in the prior ESOP account shall not be liquidated to fund such loan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of registered investment funds are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. Investments in common collective investment trust funds and separately managed funds (funds) are stated at fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Spectra Energy common stock and Duke Energy common stock are valued at quoted market prices. Money market funds are valued at cost, which approximates fair value. Participant loans are valued at the outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution

New Accounting Pronouncements

The financial statements reflect the adoption of FASB Statement 157, Fair Value Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008. FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3. Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows (in thousands):

	2008		2007
		Equivalent Units		Equivalent Units
Spectra Energy Corp Common Stock Fund**	$124,764	14,934	$154,861	11,380
Duke Energy Corp Common Stock Fund**	63,400	8,049	128,206	12,076
State Street Short Term Investment Fund	*	*	65,150	43,168
Barclay’s Global Investors Russell 1000 Value Fund	*	*	32,810	1,964
Barclay’s Global Investors Equity Index Fund	*	*	28,322	562
PIMCO Total Return Fund	24,448	2,411	*	*
Vanguard Prime Money Market Fund	51,998	51,998	*	*

*	Less than 5% at respective year-end.
**	Nonparticipant-directed

During the year ended 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (in thousands):

2008
Common stock funds	$(97,350)
Common collective trust funds:
Equity funds	(30,848)
Balanced funds	(4,857)
Registered investment fund	(1,318)
Separately managed funds—equity	(19,460)

Total depreciation in fair value of investments	$(153,833)

4. Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands) as of December 31, 2008 and 2007, and for the year ended December 31, 2008. The Spectra Energy Common stock fund and the Duke Energy Common stock fund are considered to be nonparticipant-directed for purposes of this disclosure as the participant-directed and nonparticipant-directed amounts cannot be separately determined.

	2008	2007
Net Assets:
Spectra Energy Corp Common Stock	$124,764	$154,861
Duke Energy Corp Common Stock	63,400	128,206
Interest bearing cash	2,203	—
Accrued interest and dividends	638	16
Other payables	(1,849)	—

Net assets	$189,156	$283,083

2008
Changes in Net Assets:
Net depreciation in fair value of investments	$(97,350)
Contributions	16,554
Dividends	9,119
Interest	319
Loan repayment	1,640
Loan issuances	(1,990)
Transfers from participant-directed investments	229,062
Transfers to participant-directed investments	(222,522)
Administrative expenses	(10)
Distributions to participants	(28,749)

Changes in net assets	$(93,927)

5. Related Party Transactions

Participants typically receive distributions in cash, however, they may elect to receive the amount that is invested in the Spectra Energy Corp Common Stock Fund and/or the Duke Energy Corp Common Stock Fund as of the date of distribution in whole shares or Spectra Energy Corp common stock or Duke Energy Corp common stock, as applicable, and cash for any fractional shares. In kind distributions qualify as related party transactions. For the year ended December 31, 2008, in kind distributions were $7,338,301 for Spectra Energy Corp common stock and $10,776,548 for Duke Energy Corp common stock.

6. Exempt Party-in-Interest Transactions

Fidelity is the trustee as defined by the Plan and, therefore, transactions with Fidelity and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $14,350 for the year ended December 31, 2008.

Included in the Plan’s investments are shares of common stock of Spectra Energy, the Plan’s sponsor. Transactions in shares of Spectra Energy common stock qualify as party-in-interest transactions. At December 31, 2008 and 2007, the Plan held 7,926,567 and 5,936,176 shares, respectively, which equates to 14,934,207 and 11,379,803 equivalent units, respectively, under the Plan’s unitized recordkeeping approach, of Spectra Energy stock with a cost basis of $166,364,078 and $160,765,550, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded related dividend income of approximately $4,346,519 and $5,263,299, respectively.

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts

8. Federal Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service. During the year ended December 31, 2008, the Plan experienced operational errors. In order to prevent the Plan from incurring a qualification defect, the Plan’s management will take necessary corrective actions. As a result, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

9. Fair Value Measurements

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. As required by FASB Statement No. 157, investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments at fair value on a recurring basis at December 31, 2008.

Fair Value Measurements at December 31, 2008 (in thousands), Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Interest bearing cash	$3,761			$3,761
PIMCO Total Return Fund Institutional Class	24,448			24,448
Vanguard Prime Money Market Institutional Shares	51,998			51,998
State Street Global Advisory-Conservative Balanced Fund		$5,381		5,381
State Street Global Advisory-Moderate Balanced Fund		6,072		6,072
State Street Global Advisory-Aggressive Balanced Fund		5,511		5,511
Capital Guardian International Equity Fund		11,544		11,544
Barclay’s Global Investors Russell 1000 Value Fund		17,960		17,960
Barclay’s Global Investors Equity Index Fund		16,258		16,258
Duke Energy Corp Stock		63,400		63,400
Spectra Energy Corp Stock		124,764		124,764
US Small Cap Equity Fund		12,066		12,066
Participant Loans			$7,043	7,043

Total	$80,207	$262,956	$7,043	$350,206

Fair Value Measurements Using

Significant Unobservable Inputs (Level 3)

Participant Loans
Beginning Balance – January 1, 2008	$6,787
Issuances and settlements (net)	256

Ending Balance – December 31, 2008	7,043

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2008

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash Account	Interest Bearing Cash		3,761
	Vanguard Prime Money Market Fund	Money Market Fund	**	51,998
	PIMCO Total Return Fund	Registered Investment Fund	**	24,448
	Common collective trust funds:
	Capital Guardian International Equity Fund	Common Collective Trust Fund	**	11,544
	Barclay’s Global Investors Equity Index Fund	Common Collective Trust Fund	**	16,258
	State Street Global Advisory-Conservative Balanced Fund	Common Collective Trust Fund	**	5,381
	State Street Global Advisory-Moderate Balanced Fund	Common Collective Trust Fund	**	6,072
	State Street Global Advisory-Aggressive Balance Fund	Common Collective Trust Fund	**	5,511
	Barclay’s Global Investors Russell 1000 Value Fund	Common Collective Trust Fund	**	17,960

	Total common and collective trust funds			62,726

	Common and company stock

*	Spectra Energy Corp	Common Stock	166,364	124,764
*	Duke Energy Corp	Common Stock	55,013	63,400

	Total common and company stock			188,164

	Separately Managed Fund
	US Small Cap Equity Fund	Separately Managed Fund	**
	ACTEL CORP			11
	ACUITY BRANDS INC			13
	ADVANCED MEDICAL OPTICS INC			28
	AECOM TECHNOLOGY CORP			224
	AGL RESOURCES INC			11
	AIR T INC			1
	AIRCASTLE LTD			15
	ALBANY INTERNATIONAL CORP CL A			27
	ALBANY MOLECULAR RESEARCH INC			19
	ALEXION PHARMACEUTICALS INC			152
	ALLIANT ENERGY CORPORATION			139
	ALLIANT TECHSYSTEMS INC			97
	ALLIED WRLD ASSURNCE HLDGS LTD			5
	AMCON DISTRIBUTING CO			2
	AMERICAN DENTAL PARTNERS INC			3
	AMERICAN FINL GROUP INC OHIO			120
	AMERICAN PHYSICIANS SVCS INC			11
	AMERIGROUP CORP			41
	ANDERSONS INC			21
	ANIKA THERAPEUTICS INC			2

ARCH CHEMICALS INC	2
ARGO GROUP INTL	66
ARK RESTAURANTS CORP	3
ARRIS GROUP INC	29
ARTESIAN RES CORP CL A	4
ASPEN INSURANCE HLDGS LTD	11
ASTORIA FINANCIAL CORP	43
ASTRO MED INC	3
ATLAS AMERICA INC	32
AVOCENT CORP	18
BAKER MICHAEL CORP	5
BANCFIRST CORP	35
BANCO LATINO AMERICANO EX CL E	33
BANCORPSOUTH INC	40
BANK HAWAII CORP	35
BARNES & NOBLE	24
BARNWELL INDUSTRIES INC	2
BEACON ROOFING SUPPLY INC	4
BERKSHIRE HILLS BANCORP INC	6
BIG LOTS INC	89
BLACK BOX CORPORATION	50
BLACK HILLS CORP	65
BLYTH INC	5
BOB EVANS FARMS INC	47
BOK FINANCIAL COMMON NEW	12
BOSTON BEER COMPANY CL A	20
BRITTON & KOONTZ CAPITAL CORP	4
C T S CORP	14
CAI INTERNATIONAL INC	2
CALIFORNIA FIRST NATL BANCORP	3
CAL-MAINE FOODS INC	32
CARACO PHARMACEUTICAL LABS LTD	5
CARDIAC SCIENCE CORP	14
CAROLINA BANK HOLDINGS INC	2
CARVER BANCORP INC	2
CASELLA WASTE SYS INC CL A	8
CASTLEPOINT HOLDINGS LTD	7
CB RICHARD ELLIS GROUP INC A	6
CBL & ASSOCIATES PPTYS INC	33
CDI CORP	18
CEC ENTERTAINMENT INC	13
CEDAR SHOPPING CTRS INC REIT	22
CELERA CORP	5
CENTRUE FINANCIAL CORP	2
CENTURYTEL INC	208
CEPHALON INC	4
CH ENERGY GROUP INC	6
CHATTEM INC	23
CHICAGO RIVET & MACHINE CO	2
CHILDRENS PL RETAIL STORES INC	42
CHIQUITA BRANDS INTL INC	3
CHURCH & DWIGHT CO INC	197

CIBER INC	28
CINEMARK HOLDINGS INC	16
CIRRUS LOGIC INC	15
CITIZENS SOUTH BANKING CORP	3
CITY NATIONAL CORP	37
CMS ENERGY CORP	167
CODORUS VALLEY BANCORP INC	2
COHERENT INC	47
COINSTAR INC	29
COLLECTIVE BRANDS INC	9
COMMERCE BANCSHARES INC	60
COMMUNICATIONS SYS INC	5
COMMUNITY CAPITAL CORP	2
COMPUTER TASK GROUP INC	5
COMPUWARE CORP	26
CONMED CORP	20
CONSTELLATION BRANDS INC CL A	240
CONVERGYS CORP	49
COOPER COMPANIES INC	45
CORN PRODUCTS INTL INC	140
CRACKER BARREL OLD CTRY ST INC	35
CSG SYSTEMS INTL INC	22
CSP INC	1
CSS INDUSTRIES INC	10
CULLEN FROST BANKERS INC	51
CYPRESS SEMICONDUCTOR CORP	26
DARDEN RESTAURANTS INC	10
DEAN FOODS CO	94
DELTA NATURAL GAS CO. INC.	7
DELUXE CORP	50
DOLLAR FINANCIAL CORP	7
DOLLAR TREE INC	223
DYNAMICS RESEARCH CORP	6
EARTHLINK INC	59
EL PASO ELECTRIC CO	67
ELIZABETH ARDEN INC	25
EMULEX CORP	52
ENDO PHARMACEUTICALS HLDGS INC	49
ENDURANCE SPECIALTY HLDGS LTD	36
ENERGY WEST INC	1
ENPRO INDUSTRIES INC	39
ENTERTAINMENT PPTYS TR REIT	6
ESB FINANCIAL CORP	2
ESTERLINE TECHNOLOGIES CORP	14
EV3 INC	6
EVANS BANCORP INC	5
EXIDE TECHNOLOGIES	13
FACET BIOTECH CORP	15
FAIR ISSAC CORP	13
FAIRCHILD SEMICON INTL INC	28
FAMILY DOLLAR STORES INC	18
FEDERAL SIGNAL CORP	9

FEI COMPANY	61
FERRO CORP	22
FINISH LINE INC CL A	20
FIRST CALIFORNIA FINL GRP INC	4
FIRST CITIZEN BANCSHARES INC.	63
FIRST DEFIANCE FINL CORP	4
FIRST FED BANCSHRS OF ARKANSAS	3
FIRST FINANCIAL HOLDINGS INC	5
FIRST NIAGARA FINL GROUP INC	15
FIRSTMERIT CORP	53
FISHER COMMUNICATIONS INC	4
FLEXSTEEL IND	4
FORCE PROTECTION INC	6
FOREST OIL CORP	17
FRIEDMAN INDS INC	3
GLACIER BANCORP INC	15
GLATFELTER	5
GP STRATEGIES CORP	7
GRAFTECH INTERNATIONAL LTD	8
GRIFFON CORP	28
GS FINANCIAL CORP	2
GSI COMMERCE INC	16
GTSI CORP	4
GULFMARK OFFSHORE INC	6
GYMBOREE CORP	49
HASBRO INC	20
HAVERTY FURNITURE COS INC	11
HAWK CORP CL A	9
HEWITT ASSOCIATES INC CL A	190
HOLOGIC INC	197
HORNBECK OFFSHORE SERVICES INC	26
HQ SUSTAINABLE MARITIME INDS	4
HUDSON HIGHLAND GROUP INC	7
IAC/INTERACTIVECORP	84
ICT GROUP INC	2
IDACORP INC	5
INDIANA COMMUNINTY BANCORP	4
INDUSTRIAL SVCS OF AMERICA INC	2
INNOPHOS HOLDINGS INC	32
INNOSPEC INC	9
INSIGHT ENTERPRISES INC	24
INTEGRATED DEVICE TECH INC	79
INTER PARFUMS INC	9
INTERNATIONAL BANCSHARES CORP	9
INTERNATIONAL FLAVORS & FRAGRA	24
INTERNATIONAL SHIPHOLDING CORP	14
INTERWOVEN INC (DELIST)	42
INVACARE CORP	36
INVERNESS MED INNOVATIONS INC	105
JACKSON HEWITT TAX SERVICE INC	31
JACKSONVILLE BANCORP INC ILL	2
JARDEN CORP	5

JDA SOFTWARE GRP INC	36
JO-ANN STORES INC	31
JOS A BANKS CLOTHIERS INC	21
KAPSTONE PAPER & PCKGING CORP	3
KBR INC	25
KELLY SERVICES INC CL A	28
KEWAUNEE SCIENTIFIC CORP	3
KINDRED HEALTHCARE INC	28
KING PHARMACEUTICALS INC	108
LAWSON PRODUCTS INC	1
LAWSON SOFTWARE INC NEW	52
LECG CORP	9
LECROY CORP	3
LEGGETT & PLATT INC	59
LIFE TECHNOLOGIES CORP	153
LIFE TIME FITNESS INC	28
LIVE NATION INC	30
LIZ CLAIBORNE INC	18
LSI CORP	4
MARTEK BIOSCIENCES	66
MASSEY ENERGY CORP	7
MAXIMUS INC	60
MAXYGEN INC	15
MCCORMICK & SCHMK SEA REST INC	3
MEASUREMENT SPECIALTIES INC	8
MEDIFAST INC	5
MENTOR GRAPHICS CORP	36
MERCER INSURANCE GROUP INC	4
MERCURY COMPUTER SYS INC	12
METAVANTE TECHNOLOGIES INC	5
MFRI INC	2
MINERALS TECHNOLOGIES INC	29
MISSION WEST PPTYS INC MD	4
MOLINA HEALTHCARE INC	5
MOTORCAR PARTS OF AMERICA INC	4
MYLAN INC	93
NASH-FINCH CO	36
NATIONAL DENTEX CORP	2
NATIONAL PRESTO INDS	39
NATIONAL TECHNICAL SYSTEMS	3
NATURAL ALTERNATIVES INTL INC	4
NESS TECHNOLOGIES INC	14
NET 1 UEPS TECHNOLOGIES INC	8
NETFLIX INC	102
NETSCOUT SYSTEMS INC	21
NEUROCRINE BIOSCIENCES INC	11
NEW JERSEY RESOURCES CORP	78
NEW YORK COMMUNITY BANCORP INC	37
NEWALLIANCE BANCSHARES INC	91
NEWFIELD EXPLORATION CO	127
NORTHEAST UTILITIES	54
NORTHWESTERN CORP	78

NOVELL INC	107
NOVEN PHARMACEUTICALS INC	13
NU SKIN ENTERPRISES INC CL A	20
NUTRACEUTICAL INTL CORP	5
NV ENERGY INC	156
OCEANFIRST FINANCIAL CORP	8
OGE ENERGY CORP	11
OLIN CORP	17
OMEGA PROTEIN CORP	5
OMNICARE INC	9
ON ASSIGNMENT INC	6
ONE LIBERTY PROPERTIES INC	8
ORTHOFIX INTL NV (NASDQ)	22
OSI PHARMACEUTICALS INC	21
OSI SYSTEMS INC	18
OVERHILL FARMS INC	4
OVERSEAS SHIPHOLDING GROUP INC	15
PACER INTERNATIONAL INC	31
PACIFIC PREMIER BANCORP INC	1
PAMRAPO BANCORP INC	3
PANTRY INC	32
PAR PHARMACEUTICALS COS INC	30
PARAMETRIC TECHNOLOGY CORP	86
PAREXEL INTERNATIONAL CORP	6
PARKVALE FINANCIAL CORP	5
PC MALL INC	3
PDL BIOPHARMA INC	48
PENNICHUCK CORP	5
PEOPLES UNITED FINANCIAL INC	72
PEP BOYS-MANNY MOE & JACK	15
PEPCO HOLDINGS INC	15
PERKINELMER INC	114
PEROT SYSTEMS CORP CL A	15
PMA CAP CORP CL A	4
PORTLAND GENERAL ELECTRIC CO	21
PREMIER FINANCIAL BANCORP	3
PREMIERE GLOBAL SVCS INC	18
PRESIDENTIAL LIFE CORP	5
PRICELINE.COM INC	59
PROGRESS SOFTWARE CORP	19
PROSPERITY BANCSHARES INC	27
QAD INC	5
QUEST SOFTWARE INC	38
RADIOSHACK CORP	106
RAMCO-GERSHENSON PPTYS TR	7
REGIS CORPORATION	40
REINSURANCE GROUP OF AMERICA	101
REVLON INC CL A NEW	20
REX STORES CORP	5
RICHARDSON ELECTRONICS LTD	3
ROCK TENN COMPANY CL A	52

RPM INTERNATIONAL INC	48
RYDER SYSTEM INC	32
S1 CORP	36
SAIA INC	9
SCHIFF NUTRITION INTL INC	5
SCHWEITZER-MAUDUIT INTL INC	25
SCOTTS MIRACLE GRO CO CL A	22
SEACOR HOLDINGS INC	87
SHAW GROUP INC	16
SHULMAN A INC	9
SIGNET JEWELERS LTD (US)	12
SKYWEST INC	25
SKYWORKS SOLUTIONS INC	74
SL INDUSTRIES INC	2
SMART BALANCE INC	5
SMUCKER (J.M.) CO	143
SOLERA HOLDINGS INC	103
SONIC CORP	34
SONOSITE INC	17
SOUTH FINANCIAL GROUP INC	5
SOUTHERN MISSOURI BANCORP INC	2
SOUTHERN UNION COMPANY	82
SOUTHWEST GAS CORP	61
SOUTHWEST WATER CO	6
SPAN-AMERICA MED SYSTEMS INC	3
SPEEDWAY MOTORSPORTS	19
SPSS INC.	44
STANDEX INTL CORP	2
STARRETT L S CO CL A	9
STEELCASE INC CLASS A	31
STEPAN CO	27
SUMTOTAL SYSTEMS INC	7
SUPER MICRO COMPUTER INC	3
SUREWEST COMMUNICATIONS	10
SVB FINL GROUP	12
SYBASE INC	238
SYMMETRY MEDICAL INC	2
SYNNEX CORP	4
SYNOPSYS INC	203
SYSTEMAX INC	9
TAKE-TWO INTERACTV SOFTWR INC	11
TASTY BAKING COMPANY	2
TBS INTERNATIONAL LTD	14
TCF FINANCIAL CORPORATION	14
TECHTEAM GLOBAL INC	5
TEEKAY CORP	98
TELEFLEX INC	195
TESORO CORP	25
TESSCO TECHNOLOGIES INC	3
TETRA TECHNOLOGIES INC	3
TF FINANCIAL CORP	5
THOMAS & BETTS CORP	39

TIDEWATER INC			138
TIERONE CORP			4
TIMBERLAND BANCORP INC			3
TOLLGRADE COMMUNICATIONS INC			5
TRIQUINT SEMICONDUCTOR INC			23
TUPPERWARE BRANDS CORP			86
UIL HLDG CORP			16
UMB FINANCIAL CORP			15
UNICO AMERICAN CORPORATION			4
UNISOURCE ENERGY CORP			109
UNITED ONLINE INC			42
UNITED RENTALS INC			6
UNITED WESTERN BANCORP INC			6
UNIVERSAL AMERICAN CORP			29
UNIVERSAL FOREST PRODUCTS INC			7
USA MOBILITY INC			19
UTI WORLDWIDE INC			51
VALEANT PHARMACEUTICALS INTL			13
VALLEY NATL BANCORP			55
VARIAN INC			110
VEECO INSTRUMENT			17
VIAD CORP			14
VICON INDUSTRIES INC			2
VILLAGE SUPER MKT INC CL A NEW			3
VISHAY INTERTECHNOLOGY INC			47
WARNACO GROUP INC			69
WARNER CHILCOTT HLDGS CO LTD			82
WATSON PHARMACEUTICALS INC			26
WAUSAU PAPER CORP			33
WEBSENSE INC			57
WEST MARINE INC			7
WESTAMERICA BANCORPORATION			26
WESTERN REFINING INC			5
WILLIS LEASE FINANCE CORP			6
WILMINGTON TRUST CORP (DE)			27
WIND RIVER SYSTEMS INC			55
WINN DIXIE STORES INC			52
WINTRUST FINANCIAL CORP			4
WRIGHT EXPRESS CORP			11
WRIGHT MED GROUP INC			11
WSFS FINANCIAL CORP			23
ZALE CORP			3
ZOLL MEDICAL CORP			34

Total US Small Cap Equity Fund			12,066

Spectra Loan Fund-Participant Loans	Interest rates 4.25% to 10.5%, maturing through 2023	**	7,043

			350,206

*	Party-in-Interest (Note 6)
**	Cost information is not required for participant directed investments and therefore is not provided

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4j-Schedule of Reportable Transactions

for the Year Ended December 31, 2008

(a) Identity of Party Involved		(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Cost of Asset	(f) Current Value of Asset on Transaction Date	(g) Net Gain / (Loss)

SINGLE TRANSACTIONS

SERIES TRANSACTIONS

*	Fidelity Management Trust Company	Spectra Energy Stock Fund
		(2,647 Sales)		$214,057,598	$213,713,104	$214,057,598	$344,494
		(2,090 Purchases)	$254,014,315			$254,014,315

*	Fidelity Management Trust Company	Duke Energy Stock Fund
		(2,047 Sales)		$41,277,383	$30,531,596	$41,277,383	$10,745,787
		(40 Purchases)	$4,775,183			$4,775,183

*	Represents a party-in-interest to the Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Spectra Energy Corp Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Spectra Energy Retirement Saving Plan

Date June 29, 2009	By:	/s/ Charlotte Wayland
Charlotte Wayland
VP Executive and US Benefits